UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

InvenSense, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46123D 20 5

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Artiman Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,514,953
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,514,953
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,514,953
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.7%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Artiman, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,739,891
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,739,891
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,739,891
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.9%
12.	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Amit Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,000
	6.	Shared Voting Power 11,759,891
	7.	Sole Dispositive Power 5,000
	8.	Shared Dispositive Power 11,759,891
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,764,891
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.0%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

InvenSense, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1197 Borregas Avenue

Sunnyvale, CA 94089

Item 2.

(a)	Name of Person Filing

Artiman Ventures, L.P. (“AVLP”)

Artiman, LLC (“Artiman”)

Amit Shah

(b)	Address of Principal Business Office or, if none, Residence

The address of AVLP, Artiman and Amit Shah is:

2000 University Avenue, Suite 602

Palo Alto, CA 94303

(c)	Citizenship

AVLP – California limited partnership

Artiman – Delaware limited liability company

Amit Shah – United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”), of InvenSense, Inc.

(e)	CUSIP Number

46123D205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2012 (i) AVLP was the record holder of 11,514,953 shares of Common Stock (the “AVLP Shares”); (ii) Artiman Ventures Side Fund, L.P. (“AVSF”) was the record holder of 74,405 shares of Common Stock (the “AVSF Shares”); (iii) Artiman Ventures Side Fund II, L.P. (“AVSFII”) was the record holder of 150,533 shares of Common Stock (the “AVSFII Shares” and, together with the AVLP Shares and the AVSF Shares, the “Artiman Shares”); (iv) Artiman Management, LLC (“Artiman Management”) was the record holder of 20,000 shares of Common Stock (the “Management Shares”), and (iv) Amit Shah was the record holder of options to purchase 5,000 shares exercisable within 60 days of December 31, 2012.

Artiman, L.L.C., the general partner of AVLP, AVSF and AVSFII, may be deemed to beneficially own the Artiman Shares. Amit Shah, as (i) a Managing Member of Artiman, L.L.C., the general partner of AVLP, AVSF and AVSFII, and (ii) the Managing Member of Artiman Management, may be deemed to beneficially own the Artiman Shares and the Management Shares, respectively. Such entity and person disclaim beneficial ownership of the Artiman Shares and the Management Shares except to the extent of any pecuniary interest therein.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

(b)	Percent of class:

13.7% Artiman Ventures, L.P.

13.9% Artiman, LLC

14.0% Amit Shah

The ownership percentages above are based on an aggregate of 84,192,528 shares of Common Stock, including (i) 84,187,528 shares outstanding as of January 25, 2013, as reported in the Issuer’s 10-Q, dated February 8, 2013, filed with the Securities and Exchange Commission on February 8, 2013, and (ii) 5,000 shares subject to options exercisable within 60 days of December 31, 2012.

(c)	Number of shares as to which the person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)
Artiman Ventures, L.P.	0	11,514,953	0	11,514,953
Artiman, LLC	0	11,739,891	0	11,739,891
Amit Shah	5,000	11,759,891	5,000	11,759,891

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See 4(a) and 4(b) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 8, 2013.

ARTIMAN VENTURES, L.P.

By:	Artiman, LLC, its general partner

	By:	/S/ Amit Shah
Amit Shah, Managing Member

ARTIMAN, LLC

By:	/S/ Amit Shah
Amit Shah, Managing Member

/S/ Amit Shah
Amit Shah

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).